Exhibit 21.1

Foremost Lithium Resource & Technology Ltd.

List of Subsidiaries

Name of Subsidiaries	Jurisdiction of Incorporation or Organization
Sierra Gold & Silver Ltd.	Nevada
Sequoia Gold & Silver Ltd.	British Columbia